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                                                                Exhibit (h)(103)

Form of

March 10, 2010

Janus Investment Fund
151 Detroit Street
Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Perkins Value Plus Income Fund (the "Fund"). This letter is to inform you that JCM will waive all or a portion of its fee, as applicable, from the date of the Fund's commencement of operations until November 1, 2011, under the following conditions:

     In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.76% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by Class A Shares, Class C Shares and Class S Shares of the Fund pursuant to a Rule 12b-1 Plan, the administrative services fees payable by Class S Shares, Class D Shares and Class T Shares of the Fund pursuant to the Transfer Agency Agreement, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto, and acquired fund fees and expenses) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

     For any reimbursement paid by JCM to the Fund or any fee reduction by JCM pursuant to this letter related to advisory fees, for a three year period commencing with operations of the Fund, JCM shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 0.76% of average daily net assets. For any period that JCM recoups any reimbursement or fee reduction of advisory fees from the Fund, and to the extent that the fees paid to a subadviser to the Fund by JCM were waived in a proportion to the amount of advisory

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     fees waived, that subadviser shall also be permitted to recoup from JCM its subadvisory fees in the same proportion that such fees were waived. This provision survives the term of this letter.

     This waiver/reimbursement will continue in effect until November 1, 2011, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC            JANUS INVESTMENT FUND


By:                                     By:
    ---------------------------------       ------------------------------------
    Heidi W. Hardin                         Stephanie Grauerholz-Lofton
    Senior Vice President and General       Vice President, Legal Counsel and
    Counsel                                 Secretary